For period ending April 30, 2001

File number 811-7104

		Exhibit
77C



At a Special Meeting of
Shareholders held on January
25, 2001, the shareholders of the
Registrant approved an
Agreement and Plan of
Reorganization and Termination
providing for its reorganization
into PACE International
Emerging Markets Equity
Investments, a series of
PaineWebber PACE Select
Advisors Trust.  The Registrants
shares were voted as follows
with respect to the proposal:
398,461.408 shares were voted
for 9,262.919 shares were voted
against and 18,033.314 shares
were voted abstain.  The
transaction was consummated
on February 9, 2001.  Further
information regarding the
circumstances and details of the
transaction is incorporated
herein in response to this sub-
item by reference to the
definitive Combined Proxy
Statement and Prospectus dated
December 20, 2000, filed with
the SEC on December 22, 2000
(Accession Number
0000928385-00-003446; SEC
File No. 333-50586.)

Emerging Markets
Investment Trust II